UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	August 20, 2024	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

1	Code of Business Conduct

Item 1

Code of Business Conduct doing the right thing

our values SAFETY IS OUR CORE VALUE. WE CARE ABOUT EACH OTHER We put safety first, and treat our colleagues, communities and stakeholders with respect. WE STRIVE FOR EXCELLENCE We do our jobs to the highest standard and innovate to build the railroad of the future. WE SUCCEED TOGETHER We collaborate with different groups, within and outside our industry, to deliver sustainably for our customers. WE LEAD RESPONSIBLY We act with integrity and hold ourselves accountable for our impact.

doing the right thing The Code of Business Conduct establishes the values and expectations that underpin our ethical approach. It reflects our commitment to engage with our stakeholders and with each other with trust and integrity and the importance of maintaining a positive reputation. Doing the Right Thing is all about dealing professionally with issues as they arise, ensuring we make the right choices and acting with integrity in all aspects of our business. At a minimum, doing the right thing means: • Complying with applicable laws, rules and regulations; • Being familiar and complying with the principles set out in CN policies and the Code of Business Conduct; • Not allowing any personal interest to compromise CN’s or our own integrity; • Contributing to a diverse, safe and supportive work environment; • Treating coworkers, customers, competitors, suppliers and other business partners with respect, honesty and fairness; • Considering environmental impacts in every decision and action • Reporting promptly in good faith any violation or potential violation of the Code of Business Conduct that we may become aware of; • Supporting others in doing the right thing and in making the right choices.

when faced with an ethical question Is the decision I am about to make legal? Does it comply with CN policies, including the Code? Stop. Don’t do it. Seek advice. Speak to your supervisor, Human Resources, the Law Department or the Ombudsman. Would I feel comfortable with the situation if it were reported to my supervisor or to senior management and could I defend my actions if covered on the front page of a national newspaper or as the lead story in a national newscast? Proceed. Yes Yes Yes No Not sure a message from the president and ceo Team, At CN, we strive for excellence. We do our job to the highest standard and innovate to build the railroad of the future. We put safety first, act with integrity and hold ourselves accountable for our actions. We believe that we succeed together, by being inclusive and collaborative to sustainably deliver for our customers. Our success not only depends on the excellence of our services but also on the integrity of our actions and decisions. Integrity in every interaction with each other, and with our broader ecosystem including our customers, the communities in which we operate, and all our other stakeholders, is key in fulfilling our purpose: to power the economy. Circumstances vary. The Code of Business Conduct is designed to help you make the right choices, all the time. The Code is your guide; it is where we set down the philosophy of business ethics and expectations of behavior. It outlines our commitment to doing the right thing. We must all read the Code carefully, refer to it as often as needed and apply it every day. The heart of CN is all of you: approximately 25,000 skilled and dedicated railroaders who deliver for our customers daily. By upholding the principles outlined in this Code, we not only strengthen our work environment, but also build trust, credibility and accountability with our colleagues, our customers, and our stakeholders to achieve our purpose together. If you have any questions or concerns about the Code, please connect with your supervisor or with the appropriate resources listed in this Code. Tracy Robinson President and CEO

In this document, Canadian National Railway Company, together with its wholly owned subsidiaries, is sometimes referred to as “the Company” or “CN,” “we” or “us,” and in the possessive sense as “our” or “ours.” CN employees are sometimes referred to as “you,” and in the possessive sense as “your” or “yours.” Additionally, first names used in the examples in the Code are used for illustrative purposes only and do not refer to any current or former CN employee. “The Code” or “this Code” refers to this document. This Code summarizes or references various Company policies and practices in a single document for your convenience. All CN policies referenced in the Code are accessible on CN’s Intranet in the Employee Self‑Service section under Policies and Guidelines. Should there be a contradiction between the Code and a policy, the policy will prevail.

cn code of business conduct 1 table of contents 2 Building the railway of the future Getting on board 5 Useful contact information 6 What this code means to you 7 Who is subject to this code? 7 Amendments and waivers Know and act 9 Employee responsibilities 10 Additional responsibilities for leaders 11 Duty to report code violations – real or potential Safety and respect in the work environment 13 Safe, secure, respectful and violence‑free 15 Drugs and alcohol 18 Diversity, inclusion and respect 20 Reporting and prohibition against retaliation 22 Environment Putting our reputation first 25 Conflicts of interest 30 Competition and antitrust 34 International operations and trade controls Safeguarding what’s ours 39 Protecting CN’s assets 42 Confidentiality 45 Compliance with insider trading and other legal requirements 47 Communication of corporate information 49 Financial records integrity 50 Contractual obligations and authorization 51 Information security 55 Social media 58 Records and document retention Making a difference 61 Community activities and investment 62 Political activities A duty to report 69 Reporting violations of the code 69 Compliance standards and procedures 70 CN’s ombudsman 71 CN’s promise 72 Getting help

2 cn code of business conduct Building the railway of the future At CN, our purpose is to power the economy by moving goods sustainably. We take pride in being regarded as one of the best‑performing transportation and logistics companies. Our commitment is to create value and shared success for our customers and shareholders, providing a safe and engaging work environment for our people. CN is a world‑class transportation leader and trade enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN’s network connects Canada’s Eastern and Western coasts with the U.S. Midwest and the Gulf of Mexico through a nearly 20,000‑mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental compliance and leadership. Business integrity and fair dealing CN supports free enterprise and believes in fair competition in an open market. We work diligently to bring integrity and excellence to all aspects of our business. You should always promote and practice these values through your work at CN. Respecting the law, rules and regulations CN employees must comply with the laws, rules and regulations applicable in their jurisdiction, as well as with CN policies and other Company rules relevant to their work. That means always asking yourself “Am I doing the right thing?” You are personally responsible for making sure that you are always acting in compliance with applicable laws, rules and regulations. If you aren’t sure of the answer, ask for help by contacting your immediate supervisor, your Labour Relations manager, your Human Resources business partner, the CN Law department or the CN Ombudsman. You can help safeguard against actions that could potentially involve CN in unlawful or improper practices.

cn code of business conduct 3 Delivering Responsibly Delivering Responsibly is at the heart of how CN is building for a sustainable future. It means moving customer goods safely and efficiently, being environmentally responsible, attracting and developing the best railroaders, and helping build safer, stronger communities, while adhering to the highest ethical standards. We are raising our game to deliver a sustainable future, to make a meaningful difference for our people, our customers and the many communities where we operate. Environment: Conduct our operations with minimal environmental impact, while providing cleaner, more sustainable transportation services to our customers. Safety: Be the safest railroad in North America by establishing an uncompromising safety culture and implementing a management system designed to reduce exposures and drive continuous improvement. People: Provide a safe, supportive and diverse work environment where our employees can grow to their full potential and be recognized for their contributions to our success. Community: Build safer, stronger communities by investing in community development, creating positive socio‑economic benefits and ensuring open lines of communication. Governance: Continuously improve our culture of integrity and ethical business, building trust and confidence with all our stakeholders.

GETTING ON BOARD This document refers you to individuals or groups who can help you deal with Code‑related issues. in this section: › Useful contact information › What this code means to you › Who is subject to this code? › Amendments and waivers cn code of business conduct 5 GETTING ON BOARD making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Useful contact information CN Law 514‑399‑6627 1‑866‑996‑6627 codeofconduct@cn.ca Human Resources Centre 1‑877‑399‑5421 CN Ombudsman 1‑866‑226‑8968 ombudsman@cn.ca CN Police 1‑800‑465‑9239 or to report non‑urgent suspicious activities: cnpolicetipline@cn.ca CN Public Inquiry Line 1‑888‑888‑5909 CN Investor Relations 1‑800‑319‑9929 CN Environment 1‑800‑465‑9239 to report a spill or incident env@cn.ca for non‑emergencies CN Chief Information Security Office (CISO) 514‑399‑4357 (I&T Help Desk) https://cnrail.sharepoint.com/sites/GRC GRC-Team@cn.ca CN’s Hotline 1‑800‑925‑5974 www.reportanissue.com CN’s Employee and Family Assistance Program Canada: 1‑800‑268‑5211 or https://one.telushealth.com U.S.: 1‑800‑554‑6931 or www.cigna.com

6 cn code of business conduct GETTING ON BOARD What this code means to you While the Code covers many situations you might face, it can’t specifically address every situation you might encounter. Should you find yourself in a situation not covered in the Code that causes concerns, contact your immediate supervisor or your Human Resources business partner for assistance. While the Code mentions some of the key policies applicable at CN, other CN documentation and policies may also provide useful information. As a CN employee, you are expected to be familiar with the Company’s Code of Business Conduct and policies and understand how they apply to you and your job. Should there be a contradiction between the Code and a CN policy, the policy will prevail. All Company policies referenced in the Code, and other policies applicable to a range of topics relevant to your employment at CN, are accessible on CN’s Intranet in the Employee Self‑Service section under Policies and Guidelines. We must go beyond merely complying with the various applicable laws and regulations — we must understand that everything we do and say can have a potential impact on the Company and on the people we encounter every day on the job. Both your own personal reputation and CN’s corporate reputation are on the line. This Code outlines best practices for you and your colleagues to follow in fulfilling this responsibility. Use it as a resource for general guidance on the ethical values you and your fellow employees are expected to demonstrate in your work.

cn code of business conduct 7 GETTING ON BOARD making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Who is subject to this code? The Code of Business Conduct applies to all CN employees, officers, and members of the Board of Directors. We expect every third party we do business with, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards. CN employees must not ask a third party to engage in any activity that violates our ethical standards. Amendments and waivers Amendments to the Code must be approved by the Senior Vice‑President and Chief Legal Officer and the Governance and Sustainability Committee of the Board of Directors. Waivers to the Code may be granted only in exceptional circumstances, as follows: • Only CN’s Board of Directors can grant a waiver of the Code to a director or an executive officer. • Only the Chief Executive Officer, the Senior Vice‑President and Chief Legal Officer or their delegates can grant a waiver of the Code to a non‑executive officer or other employee.

KNOW AND ACT Understanding and following the Code is everyone’s responsibility. The Code helps us to ensure we maintain trust, honesty and integrity at CN. in this section: › Employee responsibilities › Additional responsibilities for leaders › Duty to report code violations – real or potential cn code of business conduct 9 KNOW AND ACT making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Employee responsibilities As an employee, you must: • Read, understand and follow the Code; • Review the Code, periodically; • Use the resources available for guidance and assistance; • Contact your supervisor, your Human Resources business partner, the CN Law department or the CN Ombudsman if you are uncertain about any situation or element of this Code; • Report promptly, in good faith, any violation or potential violation of the Code; • Cooperate in workplace investigations about a reported violation; • Respect all applicable laws in the jurisdiction(s) in which you work; • Act with integrity at all times; • Inform your supervisor and your Human Resources business partner if you are charged or found guilty of a criminal offence that may affect CN’s operations or reputation or impair your ability to perform your duties; • Notify your supervisor immediately, for any reason, if a license, permit, certificate or professional designation necessary for you to perform your CN duties is revoked or not renewed.

10 cn code of business conduct KNOW AND ACT Additional responsibilities for leaders While every employee can be a leader in terms of ethical behaviour, those who supervise the work of others carry additional responsibilities. Leaders must lead by example, fostering a culture that reflects the Code’s goals and standards. They must also build and maintain a workplace where employees feel comfortable raising issues and voicing their concerns. Leaders must: Prevent • Identify business compliance risks, including environmental, health and safety (EH&S). • Implement and communicate processes relevant to their group’s risk areas. • Help employees understand the Code and how it applies to their jobs. • Answer employees’ questions and direct them to the right information sources. Detect • Implement compliance measures that can detect issues before they become problems. • Assure employees they will not be penalized for reporting violations of the Code or the law in good faith. Respond • Take prompt action to address situations where a violation of the Code or of any other CN policy or applicable law has or may have occurred. • Report any violations of the Code to senior management immediately. • Be prepared, when necessary, to take appropriate disciplinary action after consultation with the CN Human Resources department or the CN Law department.

cn code of business conduct 11 KNOW AND ACT making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Duty to report code violations – real or potential As a CN employee, you have a duty to report in good faith any real or potential violation of the Code and to seek advice if you have a question or a concern regarding the Code. CN offers many avenues for raising concerns. The first step is to raise your concern with your direct supervisor. He or she knows your job and your work environment and is usually in the best position to help you deal with the issue raised. Most issues are resolved this way. Other resources include the next level of management, your Human Resources business partner, or the CN Law department. If your supervisor is unavailable or involved in the issue, or if you are uncomfortable reporting the problem to the next level of management, or you are dissatisfied with management’s handling of the issue, contact your Human Resources business partner, the CN Law department or the CN Ombudsman. It is important that you take action quickly when you discover a potential violation of the Code. This helps CN to: • Correct mistakes — whether unintentional or resulting from bad judgment. • Minimize liabilities and harm to others. • Preserve our corporate integrity and reputation. • Safeguard our commitment to maintaining high standards in all aspects of our business. Employees who report suspected violations in good faith are doing the right thing. CN will in no way penalize, discharge, demote, suspend or discriminate against any employee for doing so. This also applies if you are simply asking about potentially unethical conduct or seeking guidance on how to handle a specific situation. CN will investigate possible violations of this Code and, where a breach of the Code is found to have occurred, will impose appropriate corrective measures, including disciplinary action, up to and including termination of employment.

SAFETY AND RESPECT IN THE WORK ENVIRONMENT At CN, we are committed to providing a safe, diverse and inclusive work environment where we treat one another fairly, with respect and professionalism. in this section: › Safe, secure, respectful and violence‑free › Drugs and alcohol › Diversity, inclusion and respect › Reporting and prohibition against retaliation › Environment cn code of business conduct 13 SAFETY AND RESPECT IN THE WORK ENVIRONMENT making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Safe, secure, respectful and violence‑free At CN, safety is a core value. It is everyone’s responsibility. In the performance of your job, you must safeguard yourself, your colleagues, our customers and the communities where we operate. • Do your job according to Company policies, rules and procedures as well as the law. If in doubt, consult your supervisor. • Take the necessary steps to deal with any situation that could endanger you, your fellow employees, customers, the general public or CN’s assets. • Be aware of your surroundings, as you know best who and what belongs in your office, on your train, on any given right‑of‑way or in a restricted area. • Report trespassers or suspicious persons or activities immediately to your supervisor or the CN Police. CN will not tolerate any action, conduct, threat or gesture towards a CN employee in the workplace that can reasonably be expected to cause harm, injury or illness to the CN employee. For more information, refer to CN’s Workplace Harassment and Violence Prevention Policy (Canada) and CN’s Workplace Violence Prevention Policy (U.S.). Firearms (loaded or empty) are not permitted on CN property, except for CN Police officers and other designated persons performing authorized work and when authorized to do so by law. In all cases, any firearms must be accompanied with a written authorization from the Chief of CN Police and the person should have in their possession all pertinent government permits at all times.

14 cn code of business conduct SAFETY AND RESPECT IN THE WORK ENVIRONMENT doing the right thing ✓ Safety and a willingness to obey policies, rules and procedures are most important when at work or otherwise performing your duties. If in doubt, the safe course must be taken. Safe behaviour takes many forms, such as: • Being aware of, and complying with, all Company health and safety policies, rules and procedures at all times; • Reporting suspected hazards as quickly as possible; • Making sure you have the proper personal protective equipment, tools, and training for the job at hand; • Keeping fire and emergency exits clear and walking surfaces in good condition; • Driving safely, wearing seat belts and following traffic laws when operating a Company vehicle or other vehicle as part of your job; • Expecting the movement of trains, cars, or track equipment, on any track, at any time, in either direction. Q+A | Pradeep and Huan are under pressure to complete an urgent job and John, their supervisor, asks them to disregard a safety rule to meet their deadline. What should they do? At CN, everyone is responsible for safety — their own and their co‑workers’. Their supervisor is wrong to ignore the safety rule. The employees should continue to observe all safety rules and remind the supervisor of the safety rules. If necessary, the employees should report the supervisor’s actions to management or their Human Resources business partner, as soon as practicable. Taking action could prevent someone from being injured.

cn code of business conduct 15 SAFETY AND RESPECT IN THE WORK ENVIRONMENT making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Drugs and alcohol As a CN employee, you have the right to a healthy and safe workplace. You must be drug‑ and alcohol‑free at work at all times, in order to be able to perform your duties productively, professionally and safely. All employees must read and be aware of CN’s Policy to Prevent Workplace Alcohol and Drug Problems (Canada) and Substance and Alcohol Free Environment (S.A.F.E.) Policy (U.S.), which address the issue of alcohol and drugs in the workplace. These policies apply to all CN employees. What’s prohibited × You cannot be on duty, subject to be on duty (on call) or in control of a CN vehicle or other equipment while under the influence of or suffering the after‑effects of alcohol or drugs. × You cannot use, possess, distribute, sell or consume illegal drugs, alcoholic beverages or cannabis during your working day and while working on or off CN premises or in CN vehicles or other equipment, except when alcoholic beverages are exceptionally and explicitly permitted. If you take over‑the‑counter or prescription drugs, you must use them responsibly. This includes finding out from your doctor or pharmacist if the medication could impair your ability to do your job safely and reliably. If you are required to take medication that may impair your abilities, inform your supervisor and the CN Occupational Health Services (in Canada) or the CN Medical Services (in the U.S.).

16 cn code of business conduct SAFETY AND RESPECT IN THE WORK ENVIRONMENT doing the right thing ✓ Report to a supervisor any colleague, visitor, supplier, or other individual who appears under the influence while on CN premises. This is necessary for their safety — and yours! ✓ If you work in a safety‑sensitive or safety‑critical position and feel you have or may have a drug and alcohol problem, you must advise your supervisor, Human Resources business partner or CN’s Occupational Health Services (in Canada) or CN Medical Services (in the U.S.). Seeking help for a substance abuse issue is essential. CN’s Employee and Family Assistance Program (EFAP) helps employees and their families deal with abuse, addiction and other problems. We strongly encourage you to seek help through the voluntary and confidential EFAP. The program provides proven methods to help you improve your health, the quality of your life and your ability to fully contribute to your job. EFAP can be reached at: Canada 1‑800‑268‑5211 English or French 1‑800‑363‑6270 Hearing Impaired (TDD – English) 1‑800‑263‑8035 Hearing Impaired (TDD – French) https://one.telushealth.com or download the Telus Health One application U.S. 1‑800‑554‑6931 www.cigna.com If you have any questions about drugs and alcohol in the workplace or CN’s policies on the subject, contact your supervisor or your Human Resources business partner.

cn code of business conduct 17 SAFETY AND RESPECT IN THE WORK ENVIRONMENT making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Q+A | While on break, Marie‑Ève has noticed a co‑worker who smells of alcohol and seems unsteady. What should Marie‑Ève do? Coming to work under the influence of alcohol is a violation of CN’s policy and rules and may put people’s safety in jeopardy. Marie‑Ève should contact her supervisor to report this situation. Q+A | Richard has a drug addiction and has been told by his doctor to get help, but he is afraid of the consequences if he tells someone at work. Drug addiction is a serious condition and our goal is to help employees overcome it. Richard should contact CN’s Employee and Family Assistance Program (EFAP), whose staff will provide him with advice and assistance.

18 cn code of business conduct SAFETY AND RESPECT IN THE WORK ENVIRONMENT Diversity, inclusion and respect CN is committed to providing a diverse, inclusive and respectful work environment. This commitment extends to how we work together, as well as our dealings with customers, suppliers, contractors and the general public. Each of us has the right to expect courteous and considerate treatment in the workplace. Employees’ actions must be consistent with the Company’s standards and values of civility and professionalism. Differences are to be valued. The CN team is a reflection of the wide‑ranging communities it serves. Everyone is welcome here, and CN is committed to supporting the many social and cultural groups that exist within its workforce. No place for harassment, violence or discrimination Harassment and violence are defined differently in different jurisdictions. In general, we all know harassment to be any action, conduct or comment, including of a sexual nature, which could reasonably cause offence, humiliation, illness or injury. At CN, harassment and violence in the workplace is considered employee misconduct and is not tolerated. Harassment and violence can occur at or away from the workplace and during or outside working hours if individuals are in a work situation. As an employee, it is your duty to intervene or report incidents of harassment or violence. You can report them to your immediate supervisor, your Human Resources Business Partner, or the HR Centre. In Canada, incidents of workplace harassment and violence can also be reported directly to the Designated Recipient for such cases, at designated_recipient@cn.ca. For more information, consult the Workplace Harassment and Violence Prevention Policy (Canada), the Prohibited Harassment, Discrimination and Anti‑Retaliation Policy (U.S.), and the Workplace Violence Prevention Policy (U.S.).

cn code of business conduct 19 SAFETY AND RESPECT IN THE WORK ENVIRONMENT making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Non‑discriminatory and harassment‑free working environment At CN, there is no place for discrimination or harassment. Employees should treat each other with respect at all times and comply with Company policies, as well as relevant legal obligations. CN’s policies and practices aim to ensure respect for people and their differences. CN strictly prohibits discrimination in employment on the basis of any legally prohibited ground. These include, but are not limited to: race, colour, religion, national or ethnic origin, age, disability, sex, sexual orientation, marital status, family status, veteran status, gender identity, genetic characteristics, or a pardoned conviction. Committed to human rights At CN, we recognize the fundamental importance of human dignity and equality. We believe that economic growth and social progress go hand in hand and, as such, we strive to provide a workplace that reflects these values. We are committed to protecting human rights through our operations and business relationships. This commitment is anchored by our Human Rights Policy, which draws on international standards and best practices, including the Declaration on Fundamental Principles and Rights at Work by the International Labour Organization. We support the Guiding Principles on Business and Human Rights endorsed by the United Nations Human Rights Council in 2011. In 2022, we joined the UN Global Compact initiative — a voluntary global standard on human rights, labour, the environment, and anti‑corruption. For more information, consult CN’s Accommodation Guidelines, Employment Equity Policy and Human Rights Policy (Canada), and Equal Employment Opportunity Policy and Prohibited Harassment, Discrimination and Anti‑Retaliation Policy (U.S.). CN will respond to complaints to resolve them promptly and fairly.

20 cn code of business conduct SAFETY AND RESPECT IN THE WORK ENVIRONMENT Reporting and prohibition against retaliation If you are subjected to what you believe is harassment, discrimination, or retaliation at CN, or witness this conduct involving another employee, you should use the internal reporting procedures outlined in CN’s policies referenced above or contact your supervisor, your Human Resources business partner, the CN Law department or the CN Ombudsman. The Company strictly prohibits retaliation against any person by another employee or by the Company for reporting, in good faith, allegations of harassment or discrimination, or for filing a complaint or testifying, assisting, or participating in any manner in any investigation, proceeding, or hearing conducted by a government enforcement agency. Prohibited retaliation includes, but is not limited to, termination, demotion, suspension, failure to hire or consider for hire, failure to give equal consideration in making employment decisions, failure to make employment recommendations impartially, adversely affecting working conditions, or otherwise denying any employment benefit because an employee has reported alleged prohibited conduct in good faith or participated in an investigation. doing the right thing ✓ Treat people fairly, openly and with respect. × Do not permit coercion or intimidation in the workplace. ✓ Speak up and do not allow prohibited discrimination or harassment.

cn code of business conduct 21 SAFETY AND RESPECT IN THE WORK ENVIRONMENT making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Q+A | Some of Akeno’s co‑workers make derogatory comments about some colleagues’ ethnic origin and sexual orientation. No one complains but it makes Akeno and his team feel uncomfortable. What, if anything, can Akeno do? Such comments are inappropriate and should not be tolerated. Akeno should remind his co‑workers that this behaviour is inappropriate and report this conduct to his supervisor or his Human Resources business partner. Q+A | One of Alexander’s co‑workers has posted a sexually explicit photo near the coffee machine. When Alexander suggested to his colleague that this was not appropriate, the colleague said it didn’t matter because there weren’t any women on the team. Such photos on Company property create an unsuitable work environment and violate CN’s policies. Alexander should promptly report the situation to his supervisor or his Human Resources business partner. The photo should be removed immediately.

22 cn code of business conduct SAFETY AND RESPECT IN THE WORK ENVIRONMENT Environment CN is committed to building a sustainable future, to working with our supply chain partners and customers to provide cleaner, more sustainable transportation services, and to working with stakeholders and rightsholders to avoid, minimize, or offset our environmental impact and when we do impact the environment, to restore it. Our commitments are focused on continuous improvement, ensuring that environmental leadership and performance are firmly embedded in the way we work and that we comply with applicable legal and regulatory requirements. In that spirit, CN commits to: • Driving Environmental Leadership and Performance • Protecting Land and Biodiversity • Promoting Energy Efficiency, Reducing Emissions, and Improving Air Quality • Advancing the Circular Economy • Engaging Stakeholders, Government Agencies, and Indigenous Communities doing the right thing CN needs your support and leadership in fulfilling our environmental commitments. You should at all times: ✓ Comply with applicable environmental laws and regulations; ✓ Quickly and effectively respond, in conformity with CN rules and procedures, to any environmental event, spill or incident, as required by your job or the situation; ✓ Complete all required inspections and assessments related to your operations; ✓ Take specific environmental awareness, management or technical training if your tasks could have an impact on the environment; ✓ Reduce or eliminate waste at the source by modifying production, maintenance and facility processes; substituting for reusable materials; and recycling end of life materials; ✓ Report any issues that may affect the environment to your supervisor, the CN Environment team or CN Police as soon as you become aware of them.

cn code of business conduct 23 SAFETY AND RESPECT IN THE WORK ENVIRONMENT making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Q+A | Diego is involved in bidding on a major piece of business for CN. He worries that what is being proposed goes against some of our environmental policies. But if he raises the red flag, CN likely won’t get the business and it could mean people will lose their jobs. What should Diego do? Diego shouldn’t hesitate — he should report the situation immediately to the CN Environment team. By raising the issue, he gives CN the opportunity to have experts investigate to see if a problem exists and correct the situation. Q+A | Leena needs to dispose of hazardous waste but can’t remember the exact procedure for this type of waste. What should she do? Never dispose of waste unless you know and follow the correct disposal procedure. Leena should contact her supervisor or the CN Environment team to find out the proper disposal method.

in this section: › Conflicts of interest › Competition and antitrust › International operations and trade controls PUTTING OUR REPUTATION FIRST CN strives to foster a culture of integrity where employees recognize, value and practice ethical conduct. Your first business allegiance is to CN, and you must not allow any personal interest to compromise CN’s or your own integrity.

cn code of business conduct 25 PUTTING OUR REPUTATION FIRST making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Conflicts of interest You should always avoid situations where your personal interests could conflict or could be seen to conflict with CN’s interests or your responsibilities as a CN employee. Even the appearance of a conflict must be avoided, regardless of your intentions. It is important to avoid or fully disclose outside activities, relationships or business ventures that may affect the objectivity of your judgment or that could interfere with how you do your job. If you think you have, or might have, a conflict of interest, let your supervisor know. CN’s Conflict of Interest Policy and Guidelines for Avoiding Conflict of Interest Situations provides more information. doing the right thing Personal relationships at work We aim to maintain a workplace that is free of actual, potential or perceived conflicts of interest that can potentially result from personal relationships at work. In that spirit: ✓ You must always act in CN’s best interest, which must supersede the interests of people with whom you have a personal relationship. Personal relationships include family (including in‑laws), household and intimate/dating relationships. × You must not have authority over, influence or take part in employment decisions (e.g., hiring, assignments, salary, bonuses, evaluations, promotion, discipline, termination) concerning an employee with whom you have a personal relationship. If such an issue arises during a meeting or conversation, decline to comment and excuse yourself from the discussion. ✓ You must disclose to Human Resources (or to your supervisor, who must disclose it to Human Resources) any personal relationship between yourself and someone within your reporting authority. The Company will take appropriate measures to avoid or resolve any conflict of interests or the appearance of such a conflict.

26 cn code of business conduct PUTTING OUR REPUTATION FIRST doing the right thing Outside interests ✓ Your first business allegiance is to CN. × Avoid outside activities and interests that could impair — or could be viewed as impairing — the effective performance of your responsibilities as a CN employee. This could occur if the outside interest places excessive demands on your time, conflicts with your obligations to CN or competes with CN’s business interests. Q+A | Can Lyne accept a part‑time job outside of her employment with CN? Secondary employment must not conflict with Lyne’s duties as a CN employee. Lyne’s first business allegiance is to CN. To avoid any potential legal, ethical or work conflicts, she should consult her supervisor or her Human Resources business partner before accepting or engaging in secondary employment. Part‑time jobs that create excessive demands on employee time or whose nature is inconsistent with employees’ obligations to CN are not permitted.

cn code of business conduct 27 PUTTING OUR REPUTATION FIRST making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours doing the right thing Customer, contractor and supplier relations ✓ Be impartial and fair in all dealings with customers, suppliers and business partners. ✓ Realize that a conflict of interest or perceived conflict of interest can easily arise when your family members or others with whom you have a close personal relationship have material interests with suppliers, contractors, competitors or customers of CN. × It is strictly forbidden to give or accept any bribes or kickbacks to or from anyone, including any customer, contractor, supplier or any other party with a business interest with CN. × When working on a CN‑related project, do not, directly or indirectly through a customer, supplier or contractor, arrange to hire a family member or close friend without informing your immediate supervisor for approval. Q+A | Can Elana accept an invitation to lunch offered by a current supplier who comes to town three or four times a year? Yes. Lunch or dinner meetings that involve business discussions and are in the normal course of business are permitted, provided that they remain within reasonable terms. However, if the lunches become too frequent or extravagant, they could affect Elana’s business judgment or appear to do so, which could constitute a conflict of interest. Q+A | A current supplier of CN has offered to fly Zdenek to his time‑share for a golf vacation. They have a good relationship and have worked together for years. Can Zdenek accept the offer? No. The relationship exists because of Zdenek’s position with CN and the supplier’s offer does not constitute an incidental gift, customary hospitality, or benefit of nominal value.

28 cn code of business conduct PUTTING OUR REPUTATION FIRST doing the right thing Corporate opportunities ✓ Your first duty is to serve the Company’s interests. × Never put yourself in a position where you are competing against the Company or find yourself in a conflict of interest with CN while employed by CN. × While employed by CN — and even after you leave the Company — you must not take advantage of any corporate opportunity that is available through the use of CN property or through access to non‑public information available to you because of your position at CN. Q+A | Raymond owns a controlling interest in a company that offers services to the railway industry. He has no active participation in the company, which offers the lowest prices in the marketplace. Can the company contract with CN? Raymond’s controlling interest must be fully disclosed to his supervisor for review and decision. In any event, he must not influence or be involved in CN’s awarding of the contract or its management, including the approval of invoices, even in the normal course of business.

cn code of business conduct 29 PUTTING OUR REPUTATION FIRST making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours doing the right thing Gifts and entertainment × You or a member of your family cannot, because of your position with CN, solicit or accept gifts, entertainment services, gratuities, favours or unusual hospitality from suppliers or customers, which may compromise — or appear to compromise — your ability to make fair and objective business decisions, or may unfairly influence a business interaction. This does not apply to incidental gifts, customary hospitality or other benefits of nominal value or approved corporate rebates. ✓ If an inappropriate gift is sent to you or is accepted by mistake, return it promptly. If you are ever in doubt, contact your supervisor, your Human Resources business partner, or the CN Law Department for guidance. For more information on the solicitation by CN employees of sponsorships or donations, please consult the Sponsorships Solicitation Guidelines. Q+A | How do I identify a situation of real or perceived conflict of interest? Ask yourself the following questions: • Do I stand to personally gain from my actions? • Will my actions give an advantage to a relative or a friend? • Would I feel uncomfortable or embarrassed if the situation were reported to my supervisor or to senior management or covered on the front page of a national newspaper or featured as the lead story in a national newscast? If you answered ”yes” to any of these questions, a conflict of interest or the appearance of a conflict of interest likely exists. Based on that, seek advice from your supervisor, your Human Resources business partner, or the CN Law department.

30 cn code of business conduct PUTTING OUR REPUTATION FIRST Competition and antitrust Canada, the United States and most countries have “competition” or “antitrust” laws. The premise of antitrust laws is that competition is valuable and fosters economic growth. These laws seek to preserve fair, honest and vigorous competition that benefits consumers. Competition and antitrust laws generally: • Prohibit any type of agreement between competitors that is likely to undermine, restrict or lessen competition or affect prices; • Prohibit companies in a dominant or strong market position from abusing their market power by practicing anticompetitive or monopolistic behaviour by using predatory pricing practices, pricing below cost, or exclusionary practices such as tying services to eliminate or exclude competitors and thus threaten to create a monopoly position. CN must comply fully with all applicable antitrust and competition laws. Violation of these laws, whether deliberate or accidental, can result in significant civil and criminal penalties, including imprisonment. General principles Except as provided in applicable legislation, employees may not discuss or enter into any agreement — whether express or implied, formal or informal, written or oral — with any competitor to: • Fix prices for a given customer, including rebates and discounts; • Allocate customers, or divide up sales opportunities, territories, markets, or services; • Agree to not solicit each other’s customers or to not sell a service to certain customers (refusal to deal); • Control or limit the supply of services; • Rig a competitive bid process by agreeing with a competitor not to bid or to submit a bid above or below a certain price. Joint bids must be carefully managed.

cn code of business conduct 31 PUTTING OUR REPUTATION FIRST making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Employees may not condition the sale of a product, a service or a discount on a customer’s purchase of a separate product or service without seeking guidance first from the Law Department. Do not discuss with a competitor any competitive factor such as prices, discounts, terms and conditions of service, including prepayment and delivery terms, costs and profit margins. Discussions with other carriers regarding pricing of joint line movements are permissible, but must be limited to the essential elements of the specific joint rate or undertaking. Threats of retaliatory rate action against a competitor or suggestions of using predatory pricing are strictly prohibited. Conversely, should a competitor threaten retaliatory action or propose an anti‑competitive conduct, you should refuse to engage in the discussion and immediately report the incident to the CN Law department. Joining with a competitor to arrange a boycott of a third party by refusing to buy its products or sell services to it is also not permitted under law. Note that many of these principles apply with respect to our relations with suppliers as well; joint purchasing activities need to be managed carefully. Trade associations Memberships in trade associations or industry groups can pose significant competition or antitrust risk because they involve meetings of competitors who sometimes also undertake common or joint activities. When attending association meetings which could lend themselves to informal discussions of business matters, avoid all discussions of competitive factors, such as pricing and conditions of service, that could lead to violations of antitrust or competition laws.

32 cn code of business conduct PUTTING OUR REPUTATION FIRST Business intelligence It is legitimate to receive commercial business intelligence concerning competitors’ activities from customers and public sources such as the Internet or trade publications in order to offer effective competition. You are not allowed, however, to obtain information directly from a competitor or by using a third party to exchange information with a competitor. Also, you cannot obtain competitor information through unlawful or unethical means such as inducing an employee or former employee of a competitor or any other third party to disclose proprietary, trade secret or confidential information where he or she is breaching an obligation of confidentiality. In addition, even information obtained through legitimate means may not be accurate and you should use caution in relying on it. If you have any questions with respect to the disclosure of competitive information, be sure to consult with the CN Law department. doing the right thing ✓ Before joining a trade association, make sure it serves legitimate purposes and that: • Discussions stick to a clear and written agenda; • Competitive factors will not be discussed. ✓ Use caution in any written or oral communications; avoid ambiguity and statements that imply any unlawful activity or lessening of competition. × Don’t actively seek out a competitor’s confidential information from anyone including customers, friends, acquaintances or competitors themselves. × Avoid any arrangement with a competitor, including joint ventures, strategic alliances and joint purchasing agreements, unless you have obtained clearance from the CN Law department. Compliance with antitrust and competition laws is important, and applying them to CN’s complex business in certain situations may not always be clear. Do not hesitate to seek guidance from the CN Law department.

cn code of business conduct 33 PUTTING OUR REPUTATION FIRST making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Q+A | A customer contacted Joachim and requested a 10% rebate from CN to maintain their business. The customer says one of our competitors is doing this. Can Joachim confirm with the competitor whether they are in fact offering the rebate? No, it is prohibited to discuss customer pricing with a competitor. Joachim may obtain documents relating to competitors’ pricing and rebates from the customer unless he is aware that such disclosure breaches an agreement between the competitor and the customer. Joachim must clearly record that the information was obtained from the customer. Q+A | Tai has been working on getting a key customer to give CN more business in a new region. To impress upon the customer CN’s commitment and to get the business, she drafts an e‑mail to reassure the customer that CN will crush the competition. Should she send this e‑mail? No. Employees should not use excessive language or overstated, emotional terms when communicating with customers and competitors such as “taking pricing action” or “undercutting prices.” What could seem like a harmless e‑mail to you could be misinterpreted or misunderstood by an investigator or a competitor as suggesting anti‑competitive practices.

34 cn code of business conduct PUTTING OUR REPUTATION FIRST International operations and trade controls CN is subject to the laws of Canada, the United States and other jurisdictions where we operate, all of which have anti‑bribery and anti‑corruption laws. For our increasingly global Company, we have to meet the challenge of adhering to many different laws at the same time. Sometimes, there may be a conflict between countries’ laws. If you encounter such a situation, contact the CN Law department for proper resolution of this conflict. As CN becomes more global in its operations, compliance with trade export controls, economic sanctions, anti‑corruption and anti‑money laundering laws becomes increasingly important. Always remember it is never acceptable to make improper payments to obtain or retain business. That applies regardless of where you work. Anti‑bribery and anti‑corruption laws Bribery means directly or indirectly making a payment or giving a reward, advantage, kickback or benefit or anything of value to a foreign government official or to a government official of one’s own country to obtain or retain business or any other improper advantage or for any improper or corrupt purpose, whether for the benefit of CN or the employee. This includes directly or indirectly making a payment to a person knowing, or being reasonably expected to know, that the person will forward it, or have it forwarded, to a foreign or domestic government official. Commercial bribery means paying a secret bribe or commission to or conferring a secret benefit on an employee, representative or agent of any third party, without that company’s knowledge, to induce the recipient to act or forbear to act in relation to that company’s affairs. CN and its employees may also be held liable for bribery committed by its agents, consultants or business partners.

cn code of business conduct 35 PUTTING OUR REPUTATION FIRST making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours doing the right thing ✓ You must properly record payments made to any third party in CN’s books and records and must not inaccurately make, falsify, conceal or destroy any records of payments that could constitute a bribe. ✓ You should remain vigilant regarding the activities and behaviour of CN’s agents, consultants and business partners and ensure they have read and comply with CN’s Anti‑Corruption Policy. ✓ Ensure all meals and entertainment expenses, including those of agents and contract employees, are reimbursed in compliance with CN’s Corporate Travel Policy and Business Expense Reimbursement Process. ✓ Obtain approval for the engagement of all foreign agents outside of North America from each relevant department’s EVP or SVP and the Senior Vice‑President and Chief Legal Officer. × Do not: • Offer, promise, give or authorize a bribe; • Accept a bribe as an inducement to confer a benefit on a third party; or • Make monetary gifts, including facilitation payments (including through an intermediary), that is, payments intended to accelerate the performance of local administrative government services such as permits or utilities (other than those authorized under the laws of Canada and the local country), or goods or services to foreign government officials, unless cleared by the CN Law department. For more information, please read the Anti‑Corruption Policy. Any related questions should be referred to the CN Law department.

36 cn code of business conduct PUTTING OUR REPUTATION FIRST Q+A | Fred works in Engineering in Canada and is responsible for the construction of radio towers in the U.S. He interfaces with Tom from the Army Corp of Engineers in the U.S. to get permits for clearances to build towers. Over the years he has established a good relationship with Tom. Tom advises Fred that for an extra fee CN will be granted the permit on an expedited basis. Fred finds this odd, as he never heard of an expedited process before. What should Fred do? Fred should not pay the extra fee and should advise his supervisor. This is considered a facilitation payment which is prohibited under CN’s Anti‑Corruption Policy and Canadian anticorruption laws. Furthermore, if this extra fee is going into Tom’s pocket, it is considered a bribe. Trade, economic and money laundering controls Anti‑money laundering is a term typically used to describe the legal controls placed on cash generated by illegal means, which is then transferred or converted into other assets in order to hide its origin. The Company and its employees must comply with all legislation and cooperate with financial institutions to ensure CN is not involved in the use and destination of funds that could involve money laundering. Export control laws may also require special licenses to allow the shipment and transfer of sensitive goods, software, technology, cryptology or services. Such laws also typically contain requirements for shipping documents, reporting and/or recordkeeping. Customs laws typically require an importer to provide complete and accurate information about the tariff classification, value and origin of the goods shipped by CN. This information may be used to assess the admissibility of goods into a country and any duties or taxes at the time of entry. Economic sanctions or embargo laws may prohibit dealings with the governments of certain countries, individuals, entities or organizations or their property, wherever situated. Some countries maintain “blocking” laws that prohibit a company from complying with the embargoes of other countries.

cn code of business conduct 37 PUTTING OUR REPUTATION FIRST making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Many countries also have laws which prohibit dealing with named terrorist groups or their property, wherever situated. Employees who work in these areas must familiarize themselves with international trade export controls and economic sanction laws and regulations in the jurisdiction(s) where they work, and understand how they relate to their business activities, including transactions across borders. If you suspect that a customer is trying to avoid compliance with international trade requirements or that a CN shipment could be subject to these laws, you must promptly report your suspicions to the CN Law Department. doing the right thing ✓ Contract only with reputable, qualified agents and financial institutions. ✓ Require agents and partners to comply with CN’s payment procedures. ✓ Know which international trade control regulations apply to your activities. ✓ Know which countries, individuals and entities are subject to economic sanctions in the jurisdiction where you work, and do your due diligence before engaging in any contractual relationship or business dealing. ✓ Obtain any required licenses. ✓ Ensure that all shipping, import and export documents and any required reports are accurate, complete and filed in a timely manner. ✓ Know your customer and be aware of any unusual circumstances or “red flags” suggesting that the customer is trying to avoid compliance with international trade controls.

SAFEGUARDING WHAT’S OURS It is on each of us to protect the Company’s physical and intellectual assets from damage, loss, vandalism, theft or unauthorized use, copying, disclosure or disposal. in this section: › Protecting CN’s assets › Confidentiality › Compliance with insider trading and other legal requirements › Communication of corporate information › Financial records integrity › Contractual obligations and authorization › Information security › Social media › Records and document retention cn code of business conduct 39 SAFEGUARDING WHAT’S OURS making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Protecting CN’s assets Every CN employee is personally responsible for safeguarding CN’s assets and for using these assets and resources appropriately. This includes your time while on the job as well as: Physical assets • Buildings • Documents • Equipment • Vehicles • Supplies • Other physical property Intellectual property • Computer programs • Copyrights • Data • Patents • Information technology • Know‑how • Any other intellectual property CN property is to be used only for officially approved activities. Improperly using CN’s assets — including for personal gain — could undermine our integrity. It could also be illegal, adversely affect our business strategies and decisions and weaken investor confidence. You should not take CN assets off CN premises, except as strictly required for work and only for the time required to perform such work. Some of these obligations continue even after you leave the Company. Any real or suspected threat to CN’s assets should be reported promptly by calling the CN Police or through the CN Police tip line at cnpolicetipline@cn.ca.

40 cn code of business conduct SAFEGUARDING WHAT’S OURS Intellectual property CN’s intellectual property is a valuable competitive asset and must be protected at all times. For example, the CN logo is a registered trademark that is known throughout North America and beyond. It is a symbol of the products and services we provide to our customers. Our brand is one of our most valuable assets. The same holds true for the various products and bodies of knowledge that CN creates and protects under intellectual property law, such as copyright, patent and industrial design. This includes software programs, applications, publications, documentation, written reports, photographs, creative materials, works of authorships and inventions that employees create to foster innovation in our workplace. Copying, altering or disclosing the Company’s intellectual property to customers or others without permission is prohibited. CN owns the intellectual property that employees, contractors and agents create while working for CN or using CN resources, regardless of whether such intellectual property has been created on CN’s premises or outside of regular work hours. If you create, discover, or develop methods, processes, systems, improvements, designs, ideas, technologies or other patentable inventions, you must promptly disclose them to the CN Law department and maintain accurate records as CN may want to protect them with, for example, patents or industrial designs. You should also do everything that is requested by CN (at the expense and on behalf of CN) in order to obtain, establish, preserve and protect CN’s rights in its intellectual property, including preparing and signing applications and other documents. Finally, you should help to ensure that the intellectual property you create for CN is original and does not infringe on the rights of third parties. Regarding a third party’s intellectual property, you should get written permission from such third party to use its copyrights, patents, industrial designs, trademarks, service marks or other intellectual property. For example, you should not copy or publish intellectual property of others without permission. You should not copy or distribute a third party’s software or related documentation without determining first that you have the right to do so under a licensing or assignment agreement with the third party. Also, ensure that you are not impairing CN’s rights, for example, by incorporating open‑source software with CN developed software. You agree that all such intellectual property is owned by CN and agree to transfer or assign ownership to CN and waive any moral rights to such intellectual property in favour of CN. If you have any questions, contact the CN Law department.

cn code of business conduct 41 SAFEGUARDING WHAT’S OURS making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours doing the right thing ✓ Promptly report any real or suspected threat (loss, theft, damage, misuse) against CN’s assets, including unauthorized use of CN intellectual property, to the CN Police or CN Law Department. Do not intervene if you think the situation may be dangerous. × Do not use the CN logo or other CN trademarks on any external document without first getting the approval of the CN Communications team (branding@cn.ca). ✓ Put copyright notices on all CN materials, information, products, services, and other documents or products intended for public dissemination. ✓ Cooperate with CN in applying for patents and protecting CN’s assets. Q+A | Rashad has been working on a project to develop enhanced systems for tracking and managing CN’s traffic. As the project develops, he realizes that he has developed unique designs that could create a competitive advantage for CN. What should he do? Rashad should contact the CN Law department as soon as possible. The Law department can help protect the designs so that they are not vulnerable to being copied or patented by others, including competitors of CN.

42 cn code of business conduct SAFEGUARDING WHAT’S OURS Confidentiality If you have access to confidential information about the Company, you must take care to prevent improper or unauthorized disclosure. Any unauthorized release of confidential Company information can directly harm CN, causing: • Loss of competitive advantage and investor confidence; • Damage to relationships with customers and suppliers; and • Harm to employees and other stakeholders. What is confidential information? Confidential information includes personal information about other employees and any type of information or knowledge that has been developed by CN employees (or that CN otherwise owns and controls) and which CN does not want disclosed outside the Company. It is often competitively sensitive information. Examples of confidential information include: • Personal employee information, including compensation and health and medical records; • Company legal matters; • Computer software programs; • Customer and supplier information such as transportation contracts and rate quotations; • Financial records and non‑public financial information; • Intellectual property, including trade secrets; • Processes, practices or designs; • Sales and marketing information; • Strategic plans, including information relating to acquisitions and divestitures. Your job is to keep confidential information just that: confidential. Such information can only be disclosed if specifically authorized by CN or if required by law. You should not discuss confidential information even with other colleagues unless they have a need to know the information for the performance of their duties at CN.

cn code of business conduct 43 SAFEGUARDING WHAT’S OURS making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Keeping CN strong means keeping our confidential information safe. It means using information effectively to accomplish our business objectives and never using Company information for personal gain or any other non‑business reason. This also means using CN’s information technology with care, in accordance with CN’s information technology guidelines, to avoid releasing sensitive information without authority or creating weaknesses in CN’s efforts to secure its information technology equipment. You can find more details on keeping information confidential in CN’s End User Cybersecurity Policy, I&T Cybersecurity Policy, Third Party Information Security Risk Management Policy, Communications Policy, and Protection of Personal Information Policy. doing the right thing × Do not disclose any confidential information for any non‑business reason; and obtain your supervisor’s approval to disclose such information in a business context. × Do not use confidential information for personal gain, such as obtaining favourable customer, supplier or competitor treatment. × Do not discuss confidential information with colleagues or on cellular phones in public places where conversations can be overheard — including elevators, airports, planes, trains, taxis and restaurants. ✓ Store confidential information in a secure location and mark and classify it appropriately. × Do not access confidential information unless it is directly related to your job duties. ✓ Be aware of suspicious e‑mails that could be scams, phishing or attempts to hack into CN’s systems.

44 cn code of business conduct SAFEGUARDING WHAT’S OURS Q+A | Sarah sometimes gets detailed questions from customers regarding CN’s operations. She really wants to keep these people happy, but to answer their questions would mean providing them with confidential information. Is this OK? No. Sarah can only give out confidential information if the customer has signed a confidentiality agreement and if disclosure of the information is truly essential in the business context. She should consult with her supervisor before sharing the information. If you are unsure, call your supervisor or the CN Law department. Q+A | Xiau was recently hired by CN. In his former job, he acquired confidential information about a new customer with which CN is negotiating. This information could give CN a competitive edge and Xiau plans to use it to improve CN’s position to ensure we get the business. Is Xiau doing the right thing? No. CN employees must not use another company’s confidential business information without its express authorization, even for the benefit of CN. Xiau should refer to his supervisor and/or the CN Law department for guidance before disclosing or using any of that confidential information.

cn code of business conduct 45 SAFEGUARDING WHAT’S OURS making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Compliance with insider trading and other legal requirements Insider trading is the buying or selling of shares or other securities of CN or of another public company while aware of material information that has not been publicly disclosed. It is against the law for employees to trade CN securities or securities of another public company while in possession of material information that has not yet been publicly disclosed. This applies whether you conduct the trades personally or through another party. The law also forbids you from passing on such information to others (unless doing so is necessary in the course of business) or recommending that others trade CN securities or securities of another public company while you are in possession of such material non‑public information, a process known as “tipping.” The penalties for insider trading and tipping may include criminal prosecution. We actively promote compliance with all laws and regulations that apply to us, including our strict prohibition against insider trading. This goes beyond our legal liability. It is also important to CN’s credibility in the capital markets. We strongly encourage every employee to consult CN’s Insider Trading and Reporting Policy. You should also contact the CN Law department with any questions on this subject. If you plan to trade in CN securities or securities of other public companies and aren’t sure if you have knowledge of undisclosed material information, contact the Corporate Secretary’s Office before doing anything. In such instances, the best practice is caution. doing the right thing × Ensure you do not use non‑public information for personal gain. × Never pass along such information to someone else who has no need to know (i.e., friends, family members, spouse, etc.). These are examples of material information: • Annual and quarterly financial results before publicly reported; • Development of new products; • Negotiations with business partners or key employees; • Results of operations; • Strategic plans or negotiations regarding acquisitions or disposals; • Significant legal proceedings.

46 cn code of business conduct SAFEGUARDING WHAT’S OURS If you fall into the category of employees subject to a blackout period, the following section applies to you. Under CN’s Insider Trading and Reporting Policy, members of the CN Board of Directors, certain CN senior officers and employees (referred to as “Insiders”) are subject to “blackout periods.” During a blackout period, these Insiders are forbidden to trade in CN securities. Outside blackout periods, trades by Insiders must be pre‑approved by the Senior Vice‑President and Chief Legal Officer, or (in his absence) the Vice‑President, Corporate Secretary and General Counsel. Q+A | Philippe has been planning to sell some of his CN shares this month to pay down his mortgage. Yesterday, he was shown our quarterly financial results because he needs them for planning purposes. The results won’t be released for another three weeks. Can Philippe still sell his shares since he had planned to do this all along? No. He must wait to sell his CN shares until our financial results are made public. In addition, providing others with information not yet publicly disclosed may violate insider trading laws which cover the disclosure of such information to a third party, other than as required in the course of business. It is also a violation of our own rules to discuss confidential information other than with someone who is required to have knowledge of that information and has signed a confidentiality agreement with CN.

cn code of business conduct 47 SAFEGUARDING WHAT’S OURS making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Communication of corporate information CN’s external and internal communications are open, straightforward and truthful. As a public company, we work to ensure that all reports and documents we file with regulators, along with our normal public communications, are: • Complete • Full • Accurate • Timely • Understandable CN must communicate with the public with one voice. So, it’s extremely important that all employees and service providers understand and respect the CN Communications Policy. With the exception of designated spokespersons, all officers, directors and employees should avoid discussing non‑public Company affairs with anyone outside CN, except for CN business reasons. Employee questions and concerns should be directed to the CN Law or Public Affairs department. CN is committed to protecting investors by making sure the public has equal access to material information that could: • Affect the market price or value of CN’s securities; • Be relevant to a reasonable investor’s decision to trade in CN’s securities. When material information does arise, it will be promptly disclosed to the public at large via a news release. We do not disclose material information to select individuals, companies, partners or organizations prior to public disclosure unless required or permitted by law or if a confidentiality agreement is in place and such disclosure is required in the necessary course of business.

48 cn code of business conduct SAFEGUARDING WHAT’S OURS doing the right thing ✓ Ensure that confidential information is not disclosed unless necessary for business purposes and the other party has signed a confidentiality agreement. × Never speak on CN’s behalf unless you are authorized to be an official spokesperson. ✓ Refer any questions you receive from the media or the investment community to the appropriate CN spokesperson. × Do not use CN letterhead or e‑mail for communications in which you express your personal views. ✓ Be mindful of what you are posting online or otherwise discussing electronically, even in forums that are meant to be private, such as email. Electronic communication of corporate information is subject to the same laws and CN policies as all other forms of communication. Q+A | A local reporter asked Haroon about acquisition rumours. Haroon is involved in negotiations concerning this transaction, which is not public information. Should he deny the rumour? Haroon should follow CN’s “No Comment Policy” and state “It is CN’s policy not to comment on market rumours or speculation”. If the reporter presses for an answer, Haroon should merely state: “No comment” and refer the reporter to CN’s Public Affairs department.

cn code of business conduct 49 SAFEGUARDING WHAT’S OURS making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Financial records integrity The Company’s financial records contain vital and certain confidential information about our operations and constitute the basis upon which key decisions about CN are made. The accuracy and completeness of such financial records are critical to meeting our obligations to shareholders, employees, suppliers and other stakeholders. They are also required for compliance with tax and financial laws and regulations. All employees involved in financial reporting of any nature must report financial information promptly, accurately, completely and honestly. Entries must be classified properly, in particular as operating or capital expenses, and with sufficient detail to understand the nature of the transaction. Ensure that all entries are recorded in the proper accounts and are properly documented. No financial entry or disclosure should disguise or incorrectly characterize the true nature of a financial transaction. Sign only those documents that you believe are accurate and truthful. Reporting accounting and auditing matters CN provides a confidential and anonymous method to employees and to the public to report potential or real wrongdoing concerns about accounting and audit matters by calling the CN Hotline (1‑800‑925‑5974) or by communicating online (www.reportanissue.com). Investigations of such matters are reported to CN’s Audit, Finance and Risk (AFR) Committee. Q+A | Rosemary is asked by her supervisor to record an invoice against a capital project as their operating budget for the month is tight and this invoice may put them over budget. Should she record the invoice against a capital project as requested? No, intentionally mis‑classifying an invoice, either as between operating and capital or between capital projects, could constitute financial reporting fraud, and could place CN at risk legally and jeopardize CN’s reputation with shareholders, employees, suppliers, and regulators.

50 cn code of business conduct SAFEGUARDING WHAT’S OURS Contractual obligations and authorization All employees who enter into contracts, commit CN funds, agree price or consideration for the procurement of equipment, material, goods or services, or approve financial management transactions on the Company’s behalf, whether with a supplier or a customer, must ensure i) they have proper authorization pursuant to CN’s Consolidated Standing Resolutions on Delegation of Authority, ii) the transaction is covered by a contract, unless an exception exists under the Procurement Policy, and iii) the contract, as applicable, is executed in accordance with such authorization. Also, employees approving payment against a contract through the payment of invoices and vouchers must ensure they have proper authorization. A contract provides a good measure of certainty in CN’s business relationships as it captures the rights and obligations of each party and the terms and conditions of their respective performance. doing the right thing ✓ Ensure you have the proper delegation of authority before approving any transactions. × Do not sign a contract on behalf of CN unless you are authorized. ✓ Consult the SAP system to find out what authority you have or if you need to request further authority to be able to perform your daily responsibilities. × Do not make contractual commitments or authorize spend against such commitments if it exceeds your delegation of authority. × Do not directly or indirectly divide or break up expenditures or other commitment into smaller projects, or otherwise attempt to bypass your authority limit.

cn code of business conduct 51 SAFEGUARDING WHAT’S OURS making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Information security Anyone working for the Company or on its behalf must secure and protect all CN business information, whether electronic or in print. We make information technology and electronic communications resources widely available to employees, consultants, agents and suppliers to increase productivity and share information. We are all responsible for preventing disruptions, overloading or otherwise misusing these resources. Always protect your work‑related user IDs and passwords and keep your security cards safe. You must never allow anyone else to use or access them. Whenever you leave your personal computer, laptop or work station unattended, make sure you log off or otherwise lock your system. Anyone with a system identity and password is responsible for activities performed under that identity. You should conduct information exchanges with both internal and external parties in such a manner as to protect the confidentiality and integrity of the information. This applies to all manner of communications, from documents and e‑mail messages to telephone conversations and voice messages. For more information, please consult CN’s End User Cybersecurity Policy, I&T Cybersecurity Policy, and Third Party Information Security Risk Management Policy regarding information security. CN’s information technology assets are made available to facilitate business communications and the productivity and performance of employees. While limited personal use of CN computer and network systems is allowed, you must make sure that your personal use does not detract from or interfere with your work nor jeopardize the security of CN’s confidential information. Any such non‑business use must be reasonable, comply with CN’s End User Cybersecurity Policy and, in all circumstances: • Occur on the employee’s own time; • Not interfere with the performance of the employee’s professional responsibilities; • Not incur any additional costs to CN; • Not damage CN’s IT assets in any way; and • Not compromise the integrity and speed of CN’s protected network.

52 cn code of business conduct SAFEGUARDING WHAT’S OURS You must never use CN information technology assets like your CN computers, Company‑issued mobile phones or network systems for improper uses such as to: • Store files, access websites or send messages containing, or linking to websites that contain discriminatory, defamatory, libelous, pornographic, sexually suggestive, slanderous, harassing, threatening or obscene materials; or • Act in a way that constitutes a violation of criminal law. Equipment available to CN employees remains the Company’s sole property, and CN employees should have no expectation of privacy when using CN’s information technology assets. CN may, at any time and without notice, access the contents of employees’ CN‑supplied computers and e‑mail messages stored on its servers. CN may also, as it sees fit, monitor, review, intercept, access, modify or delete any files or communications stored on or exchanged through the Company’s information technology assets, including non‑business information, without notice. Employees should not expect that anything that is stored on, received on or sent from CN’s IT assets is their private property or information. It is inappropriate for employees to store CN data on their personal devices. For more information, consult CNs’ End User Cybersecurity Policy or contact CN Chief Information Security Office (CISO) at 514‑399‑4357 (I&T Help Desk) or via email at GRC-Team@cn.ca or consult the website at https://cnrail.sharepoint.com/sites/GRC. doing the right thing ✓ Be careful about where you discuss CN’s business. ✓ Safeguard your passwords. ✓ Use CN e‑mail for business purposes only. × Do not use the Internet to access inappropriate sites or information. × Do not use public Wi‑Fi unprotected: avoid using public Wi‑Fi networks without a VPN, as they are often less secure and prone to attacks. × Do not click on suspicious links: refrain from clicking on links or downloading attachments from unknown sources, as these might contain malware. × Do not neglect physical security: do not overlook physical security measures, such as locking devices when not in use and restricting access to company premises.

cn code of business conduct 53 SAFEGUARDING WHAT’S OURS making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Q+A | Shelly’s co‑worker has asked for her password because they are working together on a project. Should she give it? No. There is no business reason for her to share her password and thus her personal access. Q+A | Lili‑Anna often works in the office after regular hours. Sometimes, when she is in the office alone, she downloads music or surfs the Internet. Lili‑Anna figures that she is not disturbing anyone and she doesn’t think she’s harming CN since she is doing it after operating hours. Is Lili‑Anna right? No. It is never acceptable to use CN computers or network systems to download personal media files such as music and movies, even if you are alone in the office, at home or on a business trip. She should consider Internet access at work as if it were personal phone calls, which should be: • Infrequent • Brief • In no way interfering with Lili‑Anna’s job performance All Internet activity by employees is logged and may be monitored for abuse or inappropriate use.

54 cn code of business conduct SAFEGUARDING WHAT’S OURS Q+A | Youssef works in I&T in software and application development. His desk is in an open space where he works closely with his neighbouring colleagues. He notices that a new employee is accessing information on projects that he is not working on and making copies on a USB key. What should he do? Youssef should not talk to the employee directly. He should communicate with his supervisor and/or the CN Police about his suspicions and they can do a forensic investigation. Industrial espionage is a real threat to CN’s competitive position and does occur. Watch for suspicious behaviour and inappropriate downloading of information. Q+A | Mike receives an attached invoice from one of CN’s largest suppliers. The supplier is upset. The invoice was never paid and is now overdue. What should Mike do? Mike should call the supplier and ask them about the invoice. The “From” field can be faked, or the supplier’s email account could be compromised. You can’t be sure the attachment is safe. Your safest option is to first call your supplier directly and ask them about the invoice. Do not open or download an unexpected attachment. Additional resources for employees Policies and guidelines dealing with CN’s information security can be accessed on the CN intranet at https://cnrail.sharepoint.com/sites/GRC and the End User Cybersecurity Policy can also be accessed under Employee Self‑Service – Policies and Guidelines.

cn code of business conduct 55 SAFEGUARDING WHAT’S OURS making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Social media Social networking tools and platforms for online collaboration such as, but not limited to, Facebook, Instagram, X (formerly Twitter), LinkedIn, YouTube, Viva Engage, internal and external blogs, and Wikis continue to affect the way we work, communicate and connect, offering new ways to engage with colleagues, customers, suppliers, potential employee candidates and the world at large. While this creates new opportunities for communication and business development, it also creates new responsibilities for CN employees. Social media platforms and tools are similar to traditional communication tools. However, social media’s high speed, level of interactivity and global access to published information merit particular consideration. In the social media world, the line between what is public or private and professional or personal may not be as clear as it used to be. In addition to CN’s Social Media Policy, common sense is the best guide if you decide to post on social media sites. Your postings should not include derogatory comments about others, as those can affect CN’s workplace or reputation. Remember that any communication, whether on a private or public forum, is subject to CN’s Communications Policy. Your postings should not disclose any information that is confidential or proprietary to CN or to a third party who has disclosed information to CN. Unauthorized and/or selective disclosure of material information in breach of corporate policies or disclosure obligations may compromise CN’s credibility and can result in legal liability for CN, its officers and directors, and others. If you comment on any aspect of CN’s business, you must clearly identify yourself as a CN employee in your postings or profile information and include a disclaimer that the views are your own and not those of CN. Be conscious that your postings are or may become public and can affect CN’s reputation and that you are personally responsible for your postings. When posting your point of view, you should neither claim nor imply that you are speaking on CN’s behalf, unless you are authorized to do so. If you are unsure about any postings, contact socialmedia@cn.ca for guidance.

56 cn code of business conduct SAFEGUARDING WHAT’S OURS The following guidelines apply whether you are posting CN‑related information or not, on a public or private platform, or on CN‑administered social networking tools and platforms. doing the right thing ✓ Read the Code, and applicable CN policies and use your best judgment. Treat others, and their intellectual property, with respect. Be conscious of others’ privacy. ✓ Be yourself and be transparent. If you are posting about your work at CN, use your real name, identify that you work at CN, and be clear about your role. Unless authorized, do not present yourself as a representative or spokesperson of CN. If space permits, please use this statement: “Opinions expressed here are my own, and do not necessarily reflect those of CN.” Even with the appropriate disclaimer, employees, especially those in leadership positions, should be aware that any personal opinions may be misunderstood as those of CN. Also, do not include CN brand symbols or those of other companies in your postings. ✓ Always think before posting. You are personally responsible for your postings. ✓ Provide informative, individual perspectives, while sticking to your area of expertise, and adding value to discussions. ✓ Protect sensitive, confidential and financial information regarding CN, its customers, its suppliers and other stakeholders. Online conversations are not private. Therefore, never discuss or disclose any information that is confidential or proprietary to either CN or to a third party who has disclosed information to CN, and avoid identifying and discussing about others — including customers, suppliers, or your co‑workers — unless you have their permission. If discussing CN’s business, do not make any untrue or unsubstantiated claims about the services we offer or events that have occurred. To learn more about “confidential information,” see the “Confidentiality” section of this Code. ✓ Respect others’ rights. Obtain permission before posting information, pictures, articles or other information to which their authors may have exclusive rights. This includes obtaining CN’s permission to post pictures of CN’s premises, employees or property. ✓ Stay respectful and polite. Always express ideas and opinions in a respectful manner, never in a threatening, harassing, defamatory or discriminatory manner. Do not denigrate or insult others, including colleagues and competitors.

cn code of business conduct 57 SAFEGUARDING WHAT’S OURS making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours × Never post inappropriate content. This includes any illegal or illicit behaviour whether depicted in text, links, images, videos, audio or any other medium. Do not post any material that is obscene, defamatory, libelous, threatening, or embarrassing to another person or entity, or could constitute harassment, including with respect to CN, your colleagues, our customers, our suppliers and our competitors. ✓ Be upfront about your own mistakes. If you make an error, admit it and correct it quickly. If you choose to modify content that was previously posted, such as editing a blog post, make it clear that you have done so. ✓ Remember that the Internet is permanent. Once information is published online, it is essentially part of a permanent record, even if you remove/delete it later or try to make it anonymous. Whether it is on a public or private platform, it can be seen and shared by others. Think of your audience today, and in the future — it can include existing and potential customers, co‑workers, present and future supervisors, investors and regulators, among many others. Whether you are an official CN spokesperson or not, you are a goodwill ambassador for the Company. Consult CN’s Social Media Policy for additional information. Q+A | Can I talk about CN business on my personal blog or Facebook page? You should avoid talking about CN, its competitors, or the rail transportation industry in general on social media unless you are sure that what you are discussing does not relate to confidential information about CN that is not already public (whether by explicitly stating such information, implying it, or allowing others to infer it). When in doubt, avoid the discussion and contact your supervisor. You can, however, and are often encouraged to, interact with or re‑share posts made by CN’s official social media pages. In all cases, never make any untrue or unsubstantiated claims about CN and do not make disparaging comments that may affect CN’s reputation. Do not talk about your co‑workers unless they confirm they are OK with that, because they might not be comfortable with information circulating about them on the Internet.

58 cn code of business conduct SAFEGUARDING WHAT’S OURS Records and document retention CN must comply with legal requirements that govern the recording, processing, retention and destruction of its documents and records. CN’s records include, among others: • Records that are in paper, electronic or other format; • Records in employees’ offices, at CN’s storage facilities, in off‑site storage, or otherwise stored. Examples of off‑site storage sites include: • Laptops • Tablets • Mobile phones • Websites Examples of documents and records include: • Letters or memoranda • Presentations • Reports • Web pages • Text messages • Spreadsheets • Maps • Pictorial or graphic work • Films • Sound recordings • Machine‑readable records • Agreements • E‑mails • Instant messages • Voicemails • Plans • Drawings • Photographs • Microfilm • Audio/videotapes • DVDs, CDs, memory sticks We must keep these documents and records and safeguard their confidentiality based on: • Value to CN; • Relevant laws and regulations; • CN’s contractual obligations; • CN’s Records Management Policy. These documents and records should never be tampered with, removed or destroyed in a manner that is contrary to CN’s Records Management Policy.

cn code of business conduct 59 SAFEGUARDING WHAT’S OURS making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours In the context of potential or actual litigation or in the event of a government investigation or audit, CN may be legally prohibited from disposing of relevant documents or deleting electronically stored information for some period (referred to as “legal hold” periods). In such circumstances, you must follow the specific instructions provided by the CN Law department, including any instructions to preserve or otherwise not dispose of documents or electronically stored information. doing the right thing ✓ Ensure that all entries in CN’s books, records and accounts, and all documents created in the course of CN’s business, are: • Accurate • Complete • A fair reflection of their subject matters • Recorded on time ✓ Ensure that no relevant information is omitted or concealed from our documents or records. × Do not dispose of old files and records unless you have first verified that disposal is consistent with relevant laws and CN’s Records Management Policy. If you have any questions on this policy and how to apply it, contact the CN Law department. For more information, consult CN’s Record Retention Policy and Schedule. Q+A | Ciaran is an account manager for one of our major customers. Relations have been a bit “rocky” recently and he is concerned that CN might be sued. Should Ciaran save his e‑mail correspondence with the customer’s account manager? Yes. Any document or record, including any e‑mails, must be kept until the applicable retention period or the legal hold period (whichever is later) has expired. If an adversarial situation is possible, then no document concerning the potential litigation should be altered, deleted or destroyed. If you are uncertain as to whether to preserve documents (including e‑mails), contact the CN Law department.

MAKING A DIFFERENCE CN is an active member of the communities in which we operate. It is important that we do the right thing in managing our relationships with these communities and the governments that serve them. in this section: › Community activities and investment › Political activities cn code of business conduct 61 MAKING A DIFFERENCE making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Community activities and investment CN is committed to building safer, stronger communities. We support communities through employment, by paying taxes and through other economic benefits. But we have a responsibility to go further. We are a concerned corporate citizen in the towns and cities where CN employees live and work. CN demonstrates this commitment through responsible community investment. Through our community investment program, we work with not‑for‑profit groups in Canada and the U.S. on opportunities consistent with our corporate values and strategic priorities, and on investments in areas where our impact is positive, meaningful, and sustainable. All requests for corporate community investments must be evaluated by the CN Strategic Partnerships team using the Community Investment Program Guidelines. If you have any questions, contact the CN Strategic Partnerships department. doing the right thing ✓ If approached by an organization, refer them to the community investment program web page at: www.cn.ca/delivering-responsibly/ community. No request under the community investment program will be evaluated until a request is duly submitted online. Online applications must be completed by the organization, not by a CN employee. × Do not commit to any organization before the request has been evaluated by the Strategic Partnerships team. ✓ Consult the Sponsorships Solicitation Guidelines prior to soliciting customers and suppliers for personal charities.

62 cn code of business conduct MAKING A DIFFERENCE Political activities CN actively and openly communicates with all levels of governments and legislators in Canada and the United States. This includes communicating Company and industry views on: • Proposed legislation and regulations; • Government programs and policies that can affect our operations and our ability to conduct business; • Key CN initiatives. Lawmakers and decision makers need to have a full understanding of CN’s business, our impact, and our role in the economy and the marketplace. This is accomplished through regular interactions coordinated and managed by the Public Affairs and Government Affairs teams (PAGA). From time to time, the Public Affairs and Government Affairs teams may call on you to help play a part in these conversations. This is an integral part of the democratic process. All contacts with government or public officials must respect government relations and lobbying legislation in the local jurisdiction and be reported to the PAGA team. They must also respect CN’s own high ethical standards. Preserving CN’s reputation, image and integrity must always be the main consideration. Lobbying activity in Canada The Canadian Lobbying Act mandates an increased level of transparency for lobbyists in their dealings with the Government of Canada. It also defines the types of activities that are considered “registrable lobbying.” These include communications with those who hold public office and designated members of their staffs and public servants about: • The making or amending of federal laws, regulations, policies or programs; • Obtaining a federal grant, contribution or other financial benefit. They do not include: • Requests for information; • Providing normal sales and marketing information; • Help in interpreting or enforcing any laws that apply to CN.

cn code of business conduct 63 MAKING A DIFFERENCE making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Companies are required to register under the Act and list the departments and agencies of government they deal with. They must also provide a general account of the subjects on which they carry out lobbying activities. Corporate in‑house lobbyists must file their own lobbyist registrations if their lobbying activities constitute a “significant part” of their work duties. This is defined as 20% or more of an employee’s time. The senior officer in an organization must ensure all employees who lobby are registered if their combined lobbying activity would constitute 20% or more of the duties of one employee. Also under the Act, companies are required to file monthly reports revealing any communications (face‑to‑face meetings, phone conversations or video calls) they have had with “Designated Public Office Holders” in the previous month. This includes members of Parliament, senators, ministers, ministerial staff and public servants at the level of Assistant Deputy Minister or higher. Casual unscheduled conversations at social events are not reportable. CN is registered under the Act and expects that all its employees conform to it. All employees who deal with the Government of Canada are required to determine whether they need to be included in CN’s registration. They must also determine whether they have had any communications that need to be included in CN’s monthly report to the Commissioner of Lobbying. If CN employees undertake any meetings or conversations that may meet the definitions in the Act, they must inform CN federal Government Affairs for inclusion of these activities in CN’s monthly report by the 15th of the following month. Most Canadian provinces and some cities have also instituted laws regulating lobbying. CN registers under these provisions in all jurisdictions in which our activities require us to do so. Again, CN employees must inform CN Public Affairs of their dealings with a Canadian province or city to ensure compliance with applicable legislation. Lobbying reform legislation put in place in 2023 limits the cumulative value of any gifts or benefits provided to a designated public office holder (listed above) for each calendar year to a very minimal amount. A “gift” is anything of value, from a cup of coffee to a book or a meal, or a ride from the airport. Anything that has a monetary value is considered a “gift” or benefit under the law. Many provinces and municipalities have similar laws as well. CN employees should refrain from providing any gifts or benefits to elected officials and their staff, and bureaucratic government staff.

64 cn code of business conduct MAKING A DIFFERENCE Lobbying activity in the United States Lobbying reform legislation put in place in late 2007 prohibits CN and other companies from offering or providing any “gift” to a member or employee of Congress. A “gift” is anything of value, from a cup of coffee, to a book or a meal, or a ride from the airport. Anything that has a monetary value is considered a “gift” under the law. Many states have similar laws as well. CN employees are prohibited from providing anything of monetary value to a congressional member or employee, to a U.S. federal official, a state official or to a government employee in states where such activity is prohibited by law. In addition, federal and state laws regulate and define “lobbying” differently in every jurisdiction. Contacts with legislative and executive branch agencies, officials and employees could trigger lobbying registration, depending on the type of contact or communication. Because of that, no CN employee may communicate with or contact a U.S. government agency on behalf of the Company without prior consultation with the CN Government Affairs Department. CN must also file periodic reports with the U.S. Congress listing any employee who spends 20% of their time or more lobbying U.S. federal government officials on CN’s behalf. CN files lobby registration reports in states where CN operates as well. doing the right thing × Refrain from responding to or initiating a contact or communication with a legislative or executive branch government agency or official prior to authorization or clearance from the CN Government Affairs department. × Refrain from offering or providing any “gift” to a member or employee of Congress, Senate, House of Commons, or Ministry or asking the Company to reimburse you for any costs associated with a member of Congress or congressional employee, Member of Parliament, Cabinet Minister, Senator or their staff. ✓ Contact the CN Government Affairs department if you have any questions about the rules in Canada and the United States for any interaction at the federal, provincial/state or municipal level.

cn code of business conduct 65 MAKING A DIFFERENCE making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Political contributions and activities CN strictly follows the law when it comes to making contributions in Canada and the United States to political parties, political organizations or their representatives. We also take part in party politics, including fundraising activities, only as permitted by law. No corporate funds or assets can be loaned or contributed to any political party or organization or to a candidate or elected politician, unless allowed by law and authorized by the CN Government Affairs department. At CN, we have a responsibility to participate in public debate on certain public policy issues — specifically on issues that may have an impact on our legitimate business goals, and matters that may affect the communities where we operate. CN employees and agents who work with various governments to present CN’s point of view must know and obey the relevant laws at all times. As a U.S. employee, you may make a financial contribution to a company Political Action Committee (PAC). Political Action Committees provide individuals with a practical means of participating in the political process. Our U.S. operations’ PAC is registered with the U.S. Federal Election Commission and complies with the regulations implemented by that agency. CN employees who are U.S. citizens or have permanent resident status and who wish to voluntarily donate from personal funds to the PAC should contact the Assistant Vice‑President and Head of Public and Government Affairs, USA to learn more about this important tool. As either a U.S. or Canadian citizen, you can participate in the legitimate political process on your own time and away from CN property. You may also choose to run for political office at any level of government on your own time and at your own expense. Before running for political office, you must notify your supervisor. If elected, you must disclose your elected position to the CN Law department and Public and Government Affairs to avoid any actual or perceived conflict of interest between your elected position and your responsibilities at CN.

66 cn code of business conduct MAKING A DIFFERENCE In the United States: • If you run for political office, you may be eligible for unpaid leave of absence while campaigning. If elected, you may be eligible for unpaid leave of absence for the duration of your term of office. In Canada: • Subject to applicable laws, leave will not be granted to campaign on behalf of yourself or others or to hold office in a political organization. If you have any questions about CN’s government relations programs, or about political activities in Canada or the U.S., you should contact the CN Public Affairs and Government Affairs department. doing the right thing × Do not contribute to candidates or political or activist organizations from Company funds, even when local laws and regulations permit it, unless you are authorized by the CN Government Affairs department. ✓ Speak out on community issues of importance to you, but never give the impression that you are speaking on behalf of CN. All employees, especially those in leadership positions, should be aware that they still could be perceived by others as representing the Company. × Do not use Company time, telephones, e‑mail, communications services or systems, or any other type of Company resource to work or solicit for a political campaign or candidate. × Do not lend Company property for use in a political campaign.

cn code of business conduct 67 MAKING A DIFFERENCE making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Q+A | Renée’s sister‑in‑law is running for office in a local election. She has asked Renée to write a letter of support to the editor of the local newspaper using Renée’s CN letterhead. Is this OK? No. We encourage employee participation in all aspects of the political process, but Renée cannot appear in any way to be representing CN, unless she is officially designated to do so. Q+A | Mei’s supervisor wants her to do research for a national environmental pressure group that she supports. It’s a good cause, but should Mei be doing this while at work? No, this is not appropriate use of time on the job. Mei should speak to her supervisor and raise the concern that such work would contravene the Code of Business Conduct and could cause a conflict of interest. If the supervisor tells Mei to do the work anyway, Mei should contact the Human Resources department or the CN Law department.

in this section: › Reporting violations of the code › Compliance standards and procedures › CN’s ombudsman › CN’s promise › Getting help A DUTY TO REPORT Following the standards of this Code and underlying policies is a serious matter at CN. ∙ High standards of business conduct are critical to maintaining public confidence. ∙ Violations can hurt our relationships and reputation with our customers, suppliers, investors and partners. ∙ Such violations can even result in our loss of the privilege to do business in Canada, the United States or elsewhere.

cn code of business conduct 69 A DUTY TO REPORT making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours Reporting violations of the code This Code of Business Conduct covers CN’s fundamental principles governing ethical business conduct. It also deals with measures for overseeing and reporting violations. All employees have an individual responsibility to report in good faith any actual or potential violations of this Code or the law. If you believe that such a violation has taken place, it is critical that you bring the matter in good faith to the attention of your supervisor, your Human Resources business partner or the CN Law department by telephone, e‑mail or mail. For additional contact information of other resources at CN which may assist you with questions about the Code or to report a violation, please refer to the section called “Getting Help” for contact information. Alternatively, employees or other related parties can express their concerns about accounting and audit matters confidentially by calling CN’s Hotline or by communicating electronically as indicated below. Compliance standards and procedures CN will take all reasonable steps to respond appropriately, promptly and consistently to violations or potential violations outlined in this Code. This may include administrative and disciplinary action, up to and including: • Termination of employment; • Contract termination; • Other legal action such as seeking damages. CN’s Hotline 1‑800‑925‑5974 www.reportanissue.com

70 cn code of business conduct A DUTY TO REPORT CN’s Ombudsman The Office of the Ombudsman provides an independent, confidential, impartial, and informal resource that provides information, guidance and assistance to both internal and external parties and facilitates fair and equitable resolutions to concerns of any nature arising in the organization or in the community. The Ombudsman is independent and reports directly to CN’s Board of Directors, through the Governance and Sustainability Committee. The Ombudsman helps all parties to: • Evaluate the situation; • Assess their attempts to resolve the situation; • Become familiar with existing CN policies, procedures and available means of problem‑solving; and • Explore various options and potential next steps to deal with their concerns. Because of the informal, impartial nature of its role, the Ombudsman does not conduct or participate in formal investigations, cannot advocate, or take sides or be a substitute for formal channels. It also does not hold any power to overturn a disciplinary or court decision. Before contacting the Office of the Ombudsman to address an issue, we encourage individuals to use the direct avenue(s) available to them. Most issues can be escalated and appropriately handled through the respective supervisor/manager, the Human Resources business partner/ Labour Relations, or the CN Law department. Should the situation require, the Office of the Ombudsman is always available as an informal resource. All requests made to the CN Ombudsman are handled promptly and in strict confidence unless disclosure is permitted by the individual. The only exception to this confidentiality is where there appears to be imminent risk of serious harm or when there is no other reasonable option. Although reporting can be made anonymously, the CN Ombudsman suggests that you provide contact information (name, telephone number, e‑mail address) to enable the Ombudsman to contact you.

cn code of business conduct 71 A DUTY TO REPORT making a difference know and act putting our reputation first getting on board a duty to report safety and respect in the work environment safeguarding what’s ours The various ways to contact the Office of the Ombudsman are listed below. The Office of the Ombudsman has a confidential voicemail available 24 hours a day to leave a message. E‑mail ombudsman@cn.ca Mail CN Office of the Ombudsman 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Canada Tel 514‑399‑5581 1‑866‑226‑8968 CN’s promise All good faith inquiries will be handled promptly and confidentially unless disclosure is authorized by you, required by law or necessary to conduct a review or negotiation. You will not be penalized, discharged, demoted, or suspended, nor will you suffer any retaliation for reporting potentially unethical conduct in good faith. There will also be no repercussions for seeking guidance on how to handle suspected illegal acts or violations of the rules.

72 cn code of business conduct A DUTY TO REPORT Getting help CN Law 514‑399‑6627 1‑866‑996‑6627 codeofconduct@cn.ca Human Resources Centre 1‑877‑399‑5421 CN Ombudsman 1‑866‑226‑8968 ombudsman@cn.ca CN Police 1‑800‑465‑9239 or to report non‑urgent suspicious activities: cnpolicetipline@cn.ca CN Public Inquiry Line 1‑888‑888‑5909 CN Investor Relations 1‑800‑319‑9929 CN Environment 1‑800‑465‑9239 to report a spill or incident env@cn.ca for non‑emergencies CN Chief Information Security Office (CISO) 514‑399‑4357 (I&T Help Desk) https://cnrail.sharepoint.com/sites/GRC GRC-Team@cn.ca CN’s Hotline 1‑800‑925‑5974 www.reportanissue.com CN’s Employee and Family Assistance Program Canada: 1‑800‑268‑5211 or https://one.telushealth.com U.S.: 1‑800‑554‑6931 or www.cigna.com references Policies referenced in this Code are all accessible through the CN Intranet. If required, a paper copy can also be obtained from your Human Resources business partner. • Accommodation Guidelines (Canada) • Anti‑Corruption Policy • Business Expense Reimbursement Process • Communications Policy • Community Investment Program Guidelines • Corporate Travel Policy • Employment Equity Policy • End User Cybersecurity Policy • Environmental Policy • Equal Employment Opportunity Policy (U.S.) • Guidelines for Avoiding Conflict of Interest Situations • Human Rights Policy (Canada) • I&T Cybersecurity Policy • Information Technology Guidelines • Insider Trading and Reporting Policy • Policy to Prevent Workplace Alcohol and Drug Problems (Canada) • Procurement Policy • Prohibited Harassment, Discrimination and Anti‑Retaliation Policy (U.S.) • Protection of Personal Information Policy • Records Management Policy • Social Media Policy • Sponsorships Solicitation Guidelines • Substance and Alcohol‑Free Environment (S.A.F.E.) Policy (U.S.) • Third Party Information Security Risk Management Policy • Workplace Harassment and Violence Prevention Policy (Canada) • Workplace Violence Prevention Policy (U.S.)

www.cn.ca 07/2024